**PTI SECURITIES & FUTURES L.P.**
**AND SUBSIDIARY**

**FINANCIAL STATEMENTS**
**AND SUPPLEMENTAL SCHEDULES**
**PURSUANT TO SEC RULE 17a-5(d) AND REGULATION**
**1.10 UNDER THE COMMODITY EXCHANGE ACT**

**December 31, 2024**
<u>**Available for Public Inspection**</u>

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-44412 |

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**
                                   MM/DD/YY                    MM/DD/YY

---

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **PTI Securities & Futures L.P. and Subsidiary**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**411 South Wells Street STE 900**
(No. and Street)

| **Chicago** | **IL** | **60607** |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Daniel J. Haugh** | **312-663-3052** | **dan@ptisecurities.com** |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

---

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Ryan & Juraska LLP - Certified Public Accountants**
(Name – if individual, state last, first, and middle name)

| **141 W Jackson** | **Chicago** | **IL** | **60604** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| **3/24/2009** | **3407** |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
|  |

---

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Daiel J. Haugh _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PTI Securities & Futures L.P. and Subsidiary _____, as of 12/31 _____, 2024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: PRESIdent

2/27/2025

OFFICIAL SEAL
FANNY YUEN
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Aug. 19, 2026

Notary Public

## This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



**RYAN & JURASKA LLP**
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Partners
of PTI Securities & Futures L.P. and Subsidiary

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of PTI Securities & Futures L.P. and Subsidiary (the "Partnership") as of December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The supplemental information is the responsibility of the Partnership's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 and pursuant to Regulation 1.10 under the CEAct. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

*Ryan & Juraska LLP*

We have served as PTI Securities & Futures L.P. and Subsidiary's auditor since 1999.
Chicago, Illinois
February 20, 2025

**PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY**

**Statement of Financial Condition**

**December 31, 2024**

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 3,335 |
| Receivable from broker-dealers | | 100,000 |
| Commissions receivable | | 13,669 |
| Receivable from affiliates | | 10,662 |
| | $ | 127,666 |

**Liabilities and Partners' Capital**

**Liabilities**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 26,190 |
| Subordinated Loan | | 125,000 |
| | | 151,190 |

**Partners' capital**

| | | |
|---|---|---:|
| General partner | | (18,640) |
| Limited partners | | (4,884) |
| | | (23,524) |
| | $ | 127,666 |

See accompanying notes.

**PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY**

**Notes to Financial Statement**

**December 31, 2024**

---

1. **Organization and Business**

   PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY (the "Partnership") was formed on December 11, 1991, pursuant to the Revised Uniform Limited Partnership Act of the State of Illinois.  The Partnership is a single class limited partnership. The Partnership is a registered securities broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.  The Partnership is also registered with the Commodity Futures Trading Commission as a non-guaranteed Introducing Broker and is a member of the National Futures Association.  The Partnership solicits and accepts orders to buy or sell equity transactions and futures contracts or options on futures while not accepting or holding customer margin deposits.  These assets are held by the respective clearing broker.

   The Partnership's general partner shall have exclusive authority to manage, conduct, administer and control the Partnership's business.

   PTI Securities & Futures L.P. has one wholly owned subsidiary, Wells Streeet Advisors, which is a Registered Investment Advisor (RIA) registered with the State of Illinois.  Curently, Wells Street Advisors manages funds as a sub-advisor for a Chicago based RIA.

2. **Summary of Significant Accounting Policies**

   The Partnership's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America and is stated in U.S. dollars.  The following is a summary of the significant accounting policies used in preparing the financial statement:

   Principals of Consolidation
   The consolidated financial statement includes the accounts of PTI Securities & Futures L.P. and Wells Street Advisors, (collectively, the "Partnership").  All significant inter-company balances have been eliminated.

   Revenue Recognition
   Commission revenue and related expenses on futures and futures options contracts are recorded on a "half-turn" basis, which is the date when the futures contracts are opened or closed and when futures options contracts are purchased or sold. Commission revenue and related expenses on transactions cleared through Interactive Brokers are recorded on a trade date basis.  Commission revenue and related expenses on transactions cleared through RBC Capital Markets are recorded on a settlement basis, and this has not changed from the prior year and Management determined this does not have a material effect on this statement.

   The Partnership recognized revenue in accordance with the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, Revenue from Contracts with Customers, effective January 1, 2018.  There were

2.  **Summary of Significant Accounting Policies continued**

no material changes in its revenue recognition policies and no material impact on the financial statements as a result of the new standard. Revenue recognition for Wells Street Advisors investment advisor fees are recognized in the month that they are earned.

Use of Estimates
The preparation of this financial statement in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statement and the accompanying notes. Management determines that the estimates utilized in preparing its financial statement is reasonable and prudent. Actual results could differ from these estimates.

Income Taxes
The Partnership is a limited partnership with all taxable income or loss recorded in the income tax returns of the partners. Accordingly, no provision for income taxes has been made in the accompanying financial statement.

In accordance with U.S. GAAP, the Partnership is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Partnership is no longer subject to income tax examinations by major taxing authorities for the years before 2021. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2024.

Segment Reporting FASB ASC Topic 280
The Partnership is engaged in a single line of business as a securities and futures broker-dealer, which is comprised entirely of the execution of stocks, bonds, commodities and options for a retail client base. The Partnership has identified its President as the chief operating decision maker ("CODM"), who uses revenue by product type and net income to evaluate the results of the business. In addition the CODM uses revenue generated from each of our clearing relationships and the level of excess net capital to manage the Partnership as a whole. The accounting policies used to measure the performance of the segment are the same as the policies described in the summary of significant accounting policies.

3. **Financial Instruments Credit Losses**

   In June 2016 the FASB issued ASU 2016-13 *Financial Instruments – Credit Losses* (Topic 326) ("ASU 2016-13"). This ASU amends several aspects of the measurement of credit losses on financial instruments including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses reflects management's estimate of credit losses over the remaining expected life of the financial assets and expected credit losses for newly recognized financial assets, as well as changes to the expected credit losses during the period, would be recognized in earnings.  The allowance for credit losses as of December 31, 2024 is $0. Expected credit losses will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount, and will be generally recognized earlier than under current standards.  The standard is effective for the Partnership for fiscal years beginning after December 15, 2019. At December 31, 2024 the Partnership had not recorded any allowance for expected credit losses.

4. **Financial Instrument Valuation**

   Accounting Standards Codification 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

   In determining fair value, the Partnership uses various valuation approaches.  A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that most observable inputs be used when available.  Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership.

   Unobservable inputs reflects the Partnership's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

   The fair value hierarchy prioritizes is categorized into three levels based on the best information available in the circumstances.

   - Level 1 Valuation is based on quoted prices in active markets for identical assets or liabilities as the reporting date.
   - Level 2 Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.

---

4.    **Financial Instrument Valuation continued**

- Level 3 Valuation is based on unobservable inputs for value of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wade variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that the valuation is based on models or inputs that are less unobservable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

At December 31, 2024 the Partnership held no Level 1, Level 2 or Level 3 investments.

5.    **Clearing Agreements**

The Partnership has entered into fully disclosed clearing agreements with RBC Capital Markets ("RBC") and Interactive Brokers LLC ("IB").

The Partnership, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Partnership does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Partnership by its clearing brokers on a fully disclosed basis. The Partnership's agreement by it's clearing brokers provide that as clearing brokers, the firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "ACT"). They also perform all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Partnership is a member.                .

6. **Guarantees**

Accounting Standards Codification 460 ("ASC 460"), Guarantees, requires the Partnership to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Other Guarantees
Customer transactions are introduced to and cleared through the Partnership's brokers on a fully disclosed basis. Under the terms of its clearing agreements, the Partnership is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the broker, the Partnership seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary. The maximum potential amount of future payments that the Partnership could be required to make under these guarantees cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement.

7. **Credit Risk**

Commissions receivable and receivable from broker-dealers represent a concentration of credit risk and amounted to $112,245 with one of the Partnership's clearing brokers as of December 31, 2024. The Partnership does not anticipate nonperformance by its customers or brokers. In addition, the Partnership has a policy of reviewing, as considered necessary, the creditworthiness of the brokers with which it conducts business.

8. **Related Party Transactions**

As of December 31, 2024 there was $10,662 of receivables from affiliated companies. This amount represents $10,165 from NKH Inc. and $497 from Haugh Inc. of expenses that were paid by the Partnership on behalf of these affiliated companies. As of December 31, 2024 there was also a payable to the president of the Partnership totaling $12,500 and a payable to the Chief Executive Officer of $12,500 which were included in the accounts payable and accrued expenses on the statement of financial condition. The Partnership also had a $125,000 subordinated loan with one of the limited partners (see note 11).

9. **Net Capital Requirements**

   Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness (superseded by the NFA minimum of $45,000).  At December 31, 2024 the Partnership had net capital of $89,766, which was $44,766 in excess of the required minimum net capital.  The Partnership's net capital ratio (aggregate indebtedness to net capital) was .2918 to 1.  The Partnership is also subject to the net capital rules of the NFA.  The Partnership is required to maintain a minimum net capital under the NFA rules of $45,000.  Under these rules, the Partnership had excess net capital of $44,766.

10. **Subsequent Events**

   The Partnership's management has evaluated all events and transactions through February 20, 2025, the date the financial statement was available to be issued, noting no material events requiring disclosure in the Partnership's financial statement.

11. **Subordinated Loan**

   On March 5, 2020, the Partnership entered into a subordinated loan agreement with one of the Partners in the amount of $125,000.  This loan was retired and reissued in May of 2022 for an additional three years and now matures May 25, 2025 and carries an annual interest rate of 6%.

   Pursuant to the terms of the agreement, the note renews for one year upon maturity, unless notified otherwise in andvance by the note holder.  Notification by the note holder not to renew must be made thirteen months in advance of maturity date, and such notification was not received extending the scheduled maturity one year to May 25, 2026.  At December 31, 2024 the balance was $125,000 and is included on the statement of financial condition.

   The subordinated borrowing is covered by an agreement approved by FINRA and the NFA thus available in computing net capital.  Under certain circumstances and with prior permission from FINRA and the NFA, the Partnership may, at its option, make a payment of all or any portion of the principal amount prior to the maturity date at any time subsequent to one year from the effective date of the agreement.

12. **Lease Commitment**

   The Partnership conducts its operations in leased office facilities and annual rentals are charged to current operations.

12. **Lease Commitment continued**

The Partnership also sublets office space to a third party on a month to month basis.  .

In June 2024, the Partnership signed a lease extension until May 31, 2025 and as of December 31, 2024 remaining lease obligations until lease termination were $15,500.

The Partnership recognizes leases in accordance with Financial Accounting Standards Codification ("FASB ASC") Topic 842, Leases.  This guidance requires public business entities to recognize a right-of-use asset and a lease liability in the statement of financial condition.  The Partnership has elected an exemption to this guidance for its short term office lease of less than twelve months and recognizes the lease payment on a straight-line basis over the remaiing life.  Management believes the impact of Topic 842 and the election of the exemption has no material impact on its financial statement.


13  **Uncertainty – Going Concern**

Due to the loss during 2024 the Partnership fell into negative equity during 2024. Although the Partnership has been in compliance with the net capital rule (see note 9) for the full year of 2024, regulatory authorities are rather arbitrary with negative equity situations and may require the Partnership to contribute additional capital if the firm was to experience further losses for any significant period of time.  The Partnership has an equity subordinated loan in the amount of $125,000 due to mature on May 25, 2026 with a rollover provision for an additional 1 year term.